UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Have Your Cake Kitchen, LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    New York

    Date of Organization:

    November 21, 2014

Physical Address of Issuer:

291 Union Street, Unit PHB, Brooklyn, NY 11231

Website of Issuer:

www.rulebreakersnacks.com

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$554,498	$456,242
Cash & Cash Equivalents	$25,247	$20,119
Accounts Receivable	$84,475	$84,423
Short-term Debt	$107,211	$41,795
Long-term Debt	$3,687,388	$2,665,049
Revenues/Sales	$1,148,167	$444,317
Cost of Goods Sold*	$694,406	$352,446
Taxes Paid	$175	$0
Net Income	$(981,513)	$(334,746)

* Referred to as "Cost of Revenues" in the Company's 2020 financial statements.

April 30, 2022

FORM C-AR

Have Your Cake Kitchen, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Have Your Cake Kitchen, LLC ("**Rule Breaker Snacks**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Rule Breaker Snacks is a manufacturer of vegan, gluten-free certified and allergy-friendly baked goods, formed in New York as a limited liability company on November 21, 2014.

The Company is located at 291 Union Street, Unit PHB, Brooklyn, NY 11231.

The Company's website is www.rulebreakersnacks.com.

The Company conducts business in New York and sells products in retail locations and through the internet throughout the United States and internationally.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020-2022 and potentially into the future due to COVID-19, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate a profit and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

2

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.

We are dependent on our managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Significant additional labeling or warning requirements or limitations on the marketing or sale of our products may reduce demand for such products and could adversely affect our business, financial condition or results of operations.

Certain jurisdictions in which our products are made, manufactured, distributed or sold have either imposed, or are considering imposing, product labeling or warning requirements or limitations on the marketing or sale of certain of our products as a result of ingredients or substances contained in such products. These types of provisions have required that we provide a label that highlights perceived concerns about a product or warns consumers to avoid consumption of certain ingredients or substances present in our products.

In addition, a number of jurisdictions, both in and outside the United States, have imposed or are considering imposing labeling requirements, including color-coded labeling of certain food and beverage products where colors such as red, yellow and green are used to indicate various levels of a particular ingredient, such as sugar, sodium or saturated fat. The imposition or proposed imposition of additional product labeling or warning requirements could reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs. Such factors could adversely affect our business, financial condition or results of operations.

Our founder, Nancy Kalish, and entities under her control, hold a substantial amount of our debt.

We currently owe over $2 million to our founder, Nancy Kalish, and entities under her control, pursuant to three Demand Promissory Notes, which are more completely described below under "Capitalization, Debt and Ownership – Outstanding Debt." The outstanding balance on these notes is payable upon demand. While she currently has no plans to do so, if the balance on one or more of these notes were called, it could have a materially adverse effect on our business, financial condition or results of operations, and may result in the total loss of your investment in the Securities.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Rule Breaker Snacks makes vegan, gluten-free certified and allergy-friendly brownies and blondies, which are soft-baked and satisfying. How do we break the rules? We don't use eggs, butter, or traditional flour. Instead, our first ingredient is chickpeas (yes, beans!), but our snacks are so chewy and delicious you'd never guess.

Business Plan

Rule Breaker Snacks plans to launch several new flavors in 2022, as well as develop new multi-pack SKUs in order to increase average sale per customer. We plan to grow D2C sales from 45 to 55% with increased digital ad spend and advanced email/SMS marketing tactics and increase our footprint with major online retailers. We also plan to expand current U.S. and global distribution.

The Company's Products and/or Services

Product / Service	Description	Current Market
Deep Chocolate Brownie	Soft-baked vegan, top 11 allergen-free round brownie	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Chocolate Chunk Blondie	Soft-baked vegan, top 11 allergen-free round blondie	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Birthday Cake Blondie	Soft-baked vegan, top 11 allergen-free round blondie	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Deep Chocolate Brownie Bites	Bite-size, soft-baked vegan, top 11 allergen-free brownies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Chocolate Chunk Blondie Bites	Bite-size, soft-baked vegan, top 11 allergen-free blondies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Birthday Cake Bites	Bite-size, soft-baked vegan, top 11 allergen-free blondies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Pumpkin Spice Bites	Bite-size, soft-baked vegan, top 11 allergen-free brownies	National distribution in retail and direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Deep Chocolate Brownie Juniors	0.9oz, soft-baked vegan, top 11 allergen-free brownies	Direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market
Birthday Cake Juniors	0.9oz, soft-baked vegan, top 11 allergen-free blondies	Direct-to-consumer; health-conscious, plant-curious, vegan, and allergy-concerned market

Competition

Rule Breaker Snack's direct competitors are better-for-you cookie brands Enjoy Life, Made Good, Andean Dream, Kinnikinnick, Glutino, Simple Mills, Partake, and Pamela's. None of our direct competitors make a chewy, delicious brownie or blondie that is allergy-friendly and also low in added sugar – and none of them use chickpeas. A Rule Breaker Snacks brownie is sweetened mostly with date paste and contains just 4 grams of added sugar. Every one of our direct competitors' cookies contains at least 3 times as much added sugar for the same serving size. And Rule Breaker Snacks are nut-free, unlike some competitors, which means our products are permitted in schools and other venues where nuts are banned.

Beyond the better-for-you brands, the markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products at retailers nationwide, as well as online. Our target market is the health-conscious consumer who wants to eat better but has a sweet tooth, plant-curious and vegan consumers, and allergy-concerned consumers.

Supply Chain

Our main vendors are: ePac LLC, Barry Callebaut, and Agridient Inc. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5715974	RULE BREAKER	Trademark	8/5/2016	4/2/2019	USA
5318865	RULE BREAKER	Trademark	8/5/2016	10/24/2017	USA
5497125	RULE BREAKER (Logo)	Trademark	11/10/2017	6/19/2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Manager and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nancy Kalish	Founder, Manager and CEO	Rule Breaker Snacks, CEO, September 2014 to Present - In charge of day-to-day operations, as well as long term strategy and planning.	Institute for Integrative Nutrition (Certification in Holistic Nutrition and Health Coaching, 2011) Columbia University (M.S. Journalism, 1984) Princeton University (B.A. Creative Writing, 1982)
Jeff Canner	COO	Rule Breaker Snacks, COO, January 2021 to Present; Brand Manager, September 2018 to January 2021 – Responsible for operations, sales, marketing, and product development. CRG, LLC, Executive Vice President, August 2018 to Present - Consumer Products Goods business solution company working with emerging brands. Sales and marketing teams, PR/Social Media, R and D, as well as guidance to navigate todays food industry.	University of Massachusetts Amherst (B.S. Food Marketing/Economics, 1986)
Steven Rutter	Treasurer & Secretary	Rule Breaker Snacks, Treasurer & Secretary, November 2014 to Present – Strategic advisor to the Company. Compass, Head of New Development New York, April 2019 to Present – Represents developers in the marketing and sales of luxury condominiums. Stribling Marketing Associates, Managing Director, September 2006 to April 2019 – Represents developers in the marketing and sales of luxury condominiums.	Vassar College (B.A. Political Science, 1981)

Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Aonghus McDonnell, CA, CFA	Finance Director	Rule Breaker Snacks, Finance Director, January 2020 to Present - Responsible for advising company on finance matters as well as compiling monthly financial statements. Kawzway, Principal, November 2019 to Present – Provides expert bookkeeping, tax, and CFO services for start-ups and small to midsize businesses. Deutsche Bank, Assistant Vice President, November 2016 to November 2020 – Responsible for preparing monthly close for the broker/dealer, performing business analysis on the existing IT architecture within the finance function, and implementing new systems architecture for new product roll outs in different business lines.	National University of Ireland, Galway (Bachelor of Commerce Accounting, 2008)
Joseph Cooney	Head of Research & Development	Rule Breaker Snacks, Head of Research & Development, September 2018 to Present – Responsible for developing new flavors and new product formulas. Boxford Bakehouse, Owner, December 2015 to Present – Responsible for food innovation, development, production and market readiness.	Eastern Nazarene College (B.S. Business Management, 2004) American Institute of Baking (Certificate, Science of Baking, 2000) Johnson & Wales University (Associate, Pastry Arts, 1993)
Peggy O'Shea Kochenbach, MBA, RDN, LDN	Director of Social Media & PR	Rule Breaker Snacks, Director of Social Media & PR, September 2018 to Present – Responsible for pitching media, creating content for social media and managing all social media accounts and partnerships. POK Communications, Founder, December 2014 to Present – POK is a boutique marketing and communications agency focused on the food, nutrition and healthy lifestyle space. POK Communications builds brands and elevates storytelling with targeted media relations, influencer engagement, social media management, community building, content creation and strategic marketing consulting.	Boston College (M.B.A. Marketing, 1997) Texas Christian University (B.S. Nutrition and Dietetics, 1993)
Hillary Canner	Logistics Coordinator	Rule Breaker Snacks, Logistics Coordinator, September 2018 to	University of Massachusetts,

		Present – Responsible for overseeing day to day logistics operations, as well as being an active member of the sales team.	Amherst (B.A. Early Childhood Education, 2012)
David Powers	Sales Manager	Rule Breaker Snacks, Sales Manager, September 2018 to Present – Responsible for alt-channel, micro market/pantry and convenience store sales.	University of Virginia (B.A. Drama, 1980)
Bill Goodwin	Branding Advisor and Designer	Rule Breaker Snacks, Branding Advisor and Designer, October 2018 to Present – Responsible for designing packaging, website and other branded assets for the Company. Goodwin Design Group, Founder, May 1996 to Present – Responsible for providing branding and design expertise to a wide range of food, beverage, and CPG brands.	Arcadia University (B.S. Design, 1988)
Michael Movitz	Advisor	Rule Breaker Snacks, Advisor, October 2020 to Present – Responsible for advising the Company on fund raising and channel strategy. Brandjectory, Co-Founder, January 2020 to Present – Manages a platform for connecting early-stage CPG brands with investors. Movitz Group, Managing Partner, January 2016 to Present – Responsible for managing a consultancy helping early-stage CPG companies go to market and get funding.	University of Southern California (B.S. Business Administration and Entrepreneurship, 1990)

Biographical Information

Nancy Kalish is a former health journalist for major national publications, including Prevention, Health, O (The Oprah) Magazine, Real Simple, and the New York Times, as well as a certified health coach. She created and commercialized Rule Breaker Snack's first products, and aggressively sold her way into distribution and retail accounts.

Jeff Canner has more than 30 years of experience in the natural food industry at Claridge Natural Foods (Senior VP of Business Development, Marketing & Innovation for Glutino, Gluten Free Pantry and Healthy Handful brands), Ian's Natural Foods (VP of Sales & Marketing), and Aramark (Senior Director of Food Services). His brand management company, CRG, provides additional support with an experienced team in sales, operations, logistics, social media and PR, and product development.

Steven Rutter has more than 30 years of experience in branding, marketing, and sales.

Aonghus McDonnell, CA, CFA provides us with fractional CFO and bookkeeping services. His previous experience includes finance and accounting positions at Deutsche Bank and BNP Paribas.

Joseph Cooney is a former senior food technologist for Dunkin' Brands, in charge of core bakery products and development of new innovative products.

Peggy O'Shea Kochenbach, MBA, RDN, LDN has more than 20 years of PR experience in the health arena at major firms including Fleishman Hillard and Cone Inc.

Hillary Canner oversees day-to-day logistic operations and is an active member of the sales team. Hillary has worked on Ian's Natural Foods, Milk Makers, and other brands.

David Powers specializes in Alt-Channel, Micro Market/Pantry and Convenience Store sales. David has worked with CPG brands including Dream Pretzels, Rule Breaker Snacks, and Wicked Crisps.

Bill Goodwin is the founder of the Goodwin Design Group, a creative and branding consultancy with a focus on branding, packaging and brand integration. Bill has 24 years of experience creating award-winning branding, packaging, and advertising for brands including Campbell's, Frito-Lay, General Mills, Hain-Celestial, Ian's Natural Foods, and Sara Lee.

Michael Movitz has 30 years of experience in the natural products industry. He is the Founder & Managing Partner of the Movitz Group, an advisory helping early-stage brands build go to market strategy and raise capital, and spent 16 years in multiple senior positions at SPINS.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's outstanding membership interests consist of 900 Class A Units (the "**Class A Units**") and 197 Class B Units (the "**Class B Units**", and together with the Class A Units, the "**Units**").

Outstanding Capital Securities

As of the date of this Form C-AR, the Company's outstanding membership interests consist of:

Type	Class A Units
Amount Outstanding	900
Par Value Per Share	None
Voting Rights	1 vote per Unit
Anti-Dilution Rights	Preemptive rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	68.69%*

*Assumes conversion of the below described convertible securities.

Type	Class B Units
Amount Outstanding	197
Par Value Per Share	None
Voting Rights	None
Anti-Dilution Rights	66 of the Class B Units are subject to a side letter guaranteeing that they will not be diluted below a 5% fully diluted interest in the Company.
Other Rights	The Class B Units are a "profits interest" within the meaning of Rev. Proc. 93-27, and participate in liquidation distributions only and not distributions of Distributable Cash.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.00%*

*Assumes conversion of the below described convertible securities.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Promissory Note
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1/19/2023 Maturity, 6% Interest Rate, 20% Discount, $4,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.25%*

*Assumes conversion of the convertible promissory notes at the valuation cap.

Type	Convertible Promissory Note
Face Value	$400,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1/26/2023 Maturity, 6% Interest Rate, 20% Discount, $4,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.00%*

*Assumes conversion of the convertible promissory notes at the valuation cap.

Type	Convertible Promissory Note
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	8/20/2023 Maturity, 6% Interest Rate, 20% Discount, $4,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.50%*

*Assumes conversion of the convertible promissory notes at the valuation cap.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$20,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$7,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.29%*

*Assumes conversion of the SAFEs at the valuation cap.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$50,725
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$7,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.72%*

*Assumes conversion of the SAFEs at the valuation cap.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$124,299
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$8,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.55%*

*Assumes conversion of the SAFEs at the valuation cap.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Demand Promissory Note
Creditor	Nancy Kalish
Amount Outstanding	$1,566,635
Interest Rate	Floating interest rate at the Applicable Federal Rate.
Description of Collateral	None
Other Material Terms	None
Maturity Date	Payable on demand
Date Entered Into	11/20/2014

Type	Demand Promissory Note
Creditor	Nancy Kalish
Amount Outstanding	$726,805 (with a maximum face amount of $850,000)
Interest Rate	Prime + 0.59%
Description of Collateral	None
Other Material Terms	Corresponds to a Home Equity Line of Credit taken by Nancy Kalish, with a maturity date of 3/12/2050. Creditor intends to make monthly demands for payment of accrued interest. Current balance is $726,805.
Maturity Date	Payable on demand
Date Entered Into	2/12/2020

Type	Demand Promissory Note
Creditor	Rutter & Kalish LLC
Amount Outstanding	$499,000
Interest Rate	3.75%
Description of Collateral	None
Other Material Terms	Monthly interest payments will begin 9/12/2022
Maturity Date	Payable on demand
Date Entered Into	9/12/2020

Type	SBA EIDL Loan
Creditor	Small Business Administration
Amount Outstanding	$495,700
Interest Rate	3.75%
Description of Collateral	Blanket security interest on Company assets.
Other Material Terms	30-year amortization
Maturity Date	5/18/2050
Date Entered Into	5/19/2020

Type	Personal Loan
Creditor	Morgan Stanley
Amount Outstanding	$250,809.72
Interest Rate	2.65%
Description of Collateral	Personal assets of Nancy Kalish.
Other Material Terms	Yearly interest only payments
Maturity Date	3/14/2025
Date Entered Into	3/14/2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Nancy Kalish	900 Class A Units	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Have Your Cake Kitchen, LLC (the "**Company**" or "**Rule Breaker Snacks**") was incorporated on November 21, 2014, under the laws of the State of New York, and is headquartered in Brooklyn, NY.

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking account.

As of April 27, 2022, the Company had an aggregate of $37,423 in cash and cash equivalents, leaving the Company with approximately 2 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$175,024	255	Marketing, trade spend, R&D, new hires	4/30/2022	Regulation CF
SAFE	$20,000	1	Operating expenses, marketing	1/15/2022	Section 4(a)(2)
Convertible Promissory Note	$50,000	1	Operating expenses, marketing	1/19/2021	Section 4(a)(2)
Convertible Promissory Note	$400,000	1	Operating expenses, marketing	1/28/2021	Section 4(a)(2)
Convertible Promissory Note	$100,000	1	Operating expenses, marketing	8/20/2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Nancy Kalish, the Company's Founder, Manager and CEO, has made two loans to the Company pursuant to Demand Promissory Notes, in the amounts of $1,566,635 and $850,000, respectively.

Rutter & Kalish LLC, a company controlled by the spouse of Nancy Kalish, the Company's Founder, Manager and CEO, has made a loan to the Company pursuant to a Demand Promissory Note in the amount of $499,000.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Nancy Kalish
_____
(Signature)

Nancy Kalish
_____
(Name)

CEO & Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nancy Kalish
_____
(Signature)

Nancy Kalish
_____
(Name)

CEO & Manager
_____
(Title)

April 30, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Nancy Kalish, certify that the financial statements of Have Your Cake Kitchen, LLC included in this Form C-AR are true and complete in all material respects.

/s/ Nancy Kalish
_____
(Signature)

Nancy Kalish
_____
(Name)

CEO & Manager
_____
(Title)

Have Your Cake Kitchen, LLC dba Rule Breaker Snacks
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
1010 CitiBank X 4186		40,209.78
1030 PayPal Bank Account		-5,724.54
1040 Amazon Seller Holding Account		2,610.86
1050 Shopify Holding Account		0.00
1060 Faire Holding Account		0.00
1070 Amazon Pay Holding Account		-2,010.61
1072 Bill.com Money Out Clearing		410.00
1073 Stripe Holding Account		-211.03
1075 Edible Arrangements Holding Account		-410.86
1080 Good Trends Holding Account		-1,044.56
1081 Other Income Sources Holding Account		-8,594.23
1090 Petty Cash		0.00
TD PGP Business Checking		0.00
Total Bank Accounts	$	**25,234.81**
Accounts Receivable		
1200 Accounts Receivable		83,182.27
Total Accounts Receivable	$	**83,182.27**
Other Current Assets		
1220 Undeposited Funds		-276.00
1230 Due from Kickstarter		0.00
1300 Inventory Asset		0.00
1310 Raw Materials and Ingredients		311,933.01
1320 Inventory - Work In Progress		0.00
1330 Packaging		0.00
1340 Finished Goods		117,063.18
Total 1300 Inventory Asset	$	**428,996.19**
1400 Prepaid Expenses		7,750.00
1410 Loan to copacker		0.00
Loan Receivable - Jennifer's Way		0.00
Loans To Officers		0.00
Uncategorized Asset		0.00
Total Other Current Assets	$	**436,470.19**
Total Current Assets	$	**544,887.27**
Fixed Assets		
1500 Fixed Assets		0.00
1520 Computers		4,880.58
1530 Machinery & Equipment		14,892.69
Original cost		0.00
Total 1530 Machinery & Equipment	$	**14,892.69**
Website		37,090.00
Total 1500 Fixed Assets	$	**56,863.27**
1600 Accumulated Depreciation		-19,603.00
Total Fixed Assets	$	**37,260.27**

TOTAL ASSETS	$	**582,147.54**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable		68,344.76
Total Accounts Payable	$	**68,344.76**
Credit Cards		
2010 Cap One 3016		14,508.79
2020 Cap One 3992		13,816.84
2030 Chase Credit Card		0.00
2040 Amazon Credit Card		232.56
Gold Delta SkyMiles Busn-71003		0.00
NKC Visa		0.00
PayPal Credit		0.00
Total Credit Cards	$	**28,558.19**
Other Current Liabilities		
2420 Trade Spend Liability		100.00
2750 Short Term Loan		0.00
2751 Citi Credit Line #1 - 006780947736		15,735.87
2752 Citi Credit Line #2 - 004777964950		75,000.00
2900 Accrued Expense		0.00
EIDL grant		1,000.00
Loan Payable - Kiva		0.00
Total Other Current Liabilities	$	**91,835.87**
Total Current Liabilities	$	**188,738.82**
Long-Term Liabilities		
2700 LongTerm Debt		
2710 Loan From Owner @ 0% (Loan #1)		1,566,635.68
2720 Home Equity Line of Credit @ 1.74% (Loan #2)		462,606.10
Total 2700 LongTerm Debt	$	**2,029,241.78**
2800 Notes Payable		
2810 SBA Loan - 30 year @ 3.75% (Loan #3)		498,900.00
2820 SBA Loan - 30 Year @ 3.75% (Loan #4)		495,600.00
Total 2800 Notes Payable	$	**994,500.00**
2950 Convertible Notes		
2960 Grupo Bimbo @ 6% (Loan #5)		522,158.00
2970 Jaqueline Ossin @ 6% (Loan #6)		52,847.00
Total 2950 Convertible Notes	$	**575,005.00**
Total Long-Term Liabilities	$	**3,598,746.78**
Total Liabilities	$	**3,787,485.60**
Equity		
3000 Opening Balance Equity		782.00
3990 Retained Earnings		-2,250,939.86
Net Income		-955,180.20
Total Equity	-$	**3,205,338.06**
TOTAL LIABILITIES AND EQUITY	$	**582,147.54**

Have Your Cake Kitchen, LLC dba Rule Breaker Snacks
Profit and Loss by Month
January - December 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
Income													
4000 Revenue													0.00
4010 Online Sales	17,602.22	119,490.41	44,264.01	30,257.43	26,873.69	42,963.12	39,527.66	26,181.51	28,688.19	27,977.47	28,264.11	23,076.99	455,166.81
4020 Distributor and Retailer Sales	99,515.16	42,024.16	84,596.21	68,258.90	27,344.99	26,936.90	45,077.22	77,152.51	58,428.08	63,873.74	46,396.96	54,091.51	693,696.34
4040 Sales Income	0.00		0.00										0.00
Total 4000 Revenue	$ 117,117.38	$ 161,514.57	$ 128,860.22	$ 98,516.33	$ 54,218.68	$ 69,900.02	$ 84,604.88	$ 103,334.02	$ 87,116.27	$ 91,851.21	$ 74,661.07	$ 77,168.50	$ 1,148,863.15
4100 Trade Spend													0.00
4130 MCBs	-6,491.42	-8,628.38		-21,961.87	-12,538.38	-15,997.70	-5,500.12	-7,123.11	-36,004.84	-10,275.23	-20,350.68	-9,680.08	-154,551.81
4140 Slotting and Free Fills		-381.94	-156.85	-99.80	-268.96	-352.26	-188.53	-89.83	-342.85	-14,899.23	-128.52	-146.26	-17,055.03
4151 Online Sales Discounts	-464.39	-648.26	-630.55	-420.08	-434.93	-1,275.60	-1,314.67	-364.47	-2,439.23	-711.76	-770.69	-981.84	-10,456.47
4160 Spoilage and Returns	0.00	-2,313.72	-94.86	-51.34	0.00	-84.56		-23.99	0.00	-19.96	-43.95	-50.33	-2,682.71
Total 4100 Trade Spend	-$ 6,955.81	-$ 11,972.30	-$ 882.26	-$ 22,533.09	-$ 13,242.27	-$ 17,710.12	-$ 7,003.32	-$ 7,601.40	-$ 38,786.92	-$ 25,906.18	-$ 21,293.84	-$ 10,858.51	-$ 184,746.02
4300 Refunds-Allowances	-186.59	-2,507.01	-1,326.16	-429.11	-604.93	-431.31	-798.23	-274.57	-542.22	-616.09	-848.95	4,498.46	-4,066.71
4320 Discounts	-6.44	-172.11						-147.91					-326.46
4350 Shipping Income	89.99	574.31	279.34	191.87	179.53	154.04	154.84	203.85	151.96	152.70	167.05	231.96	2,531.44
Total Income	$ 110,058.53	$ 147,437.46	$ 126,931.14	$ 75,746.00	$ 40,551.01	$ 51,912.63	$ 76,958.17	$ 95,513.99	$ 47,939.09	$ 65,481.64	$ 52,685.33	$ 71,040.41	$ 962,255.40
Cost of Goods Sold													
5000 Cost Of Goods Sold											0.00		0.00
5010 Finished Goods - Wholesale	57,996.45	20,202.48	45,304.02	36,596.23	14,711.05	13,947.93	27,673.28	48,096.66	32,991.55	38,194.00	31,385.81	31,644.20	398,743.66
5020 Finished Goods - Online	4,934.21	23,468.98	8,875.45	6,719.93	5,558.04	8,710.76	9,128.67	6,106.01	6,726.14	6,613.07	7,060.33	6,817.00	100,718.59
5030 Ingredients											3,620.70	1,582.09	5,202.79
5040 Labor	1,078.52	2,341.92	1,905.80	1,706.00	823.29	1,677.12	2,371.88	1,325.99	2,737.82	2,133.53	1,316.09	973.59	20,391.55
5070 Wholesale & Online Fulfillment	3,975.75	18,190.30	5,153.55	5,760.95	1,901.44	2,841.57	1,751.04	3,345.66	4,660.66	4,275.45	3,481.79	2,903.48	58,241.64
5072 Ingredient Fulfillment	141.99	135.61	315.35	85.11	24.29	230.73	57.65		247.74	193.98	206.12	72.68	1,711.25
5073 Freight In	4,305.06	9,191.60	9,442.68	8,997.95	1,743.35	1,505.58	315.13	3,476.36	3,782.49	4,054.06	4,721.03	7,311.49	58,846.78
5075 Warehousing Fees	753.62	892.18	2,383.67	3,153.98	2,259.08	4,367.33	2,747.45	1,702.11	2,318.48	1,708.98	1,996.59	2,117.69	26,401.16
5080 Inventory Shrinkage	109,062.63	-246.00	0.00					580.53					109,397.16
Total 5000 Cost Of Goods Sold	$ 182,248.23	$ 74,177.07	$ 73,380.52	$ 63,020.15	$ 27,020.54	$ 33,281.02	$ 44,045.10	$ 64,633.32	$ 53,464.88	$ 57,173.07	$ 53,788.46	$ 53,422.22	$ 779,654.58
Total Cost of Goods Sold	$ 182,248.23	$ 74,177.07	$ 73,380.52	$ 63,020.15	$ 27,020.54	$ 33,281.02	$ 44,045.10	$ 64,633.32	$ 53,464.88	$ 57,173.07	$ 53,788.46	$ 53,422.22	$ 779,654.58
Gross Profit	-$ 72,189.70	$ 73,260.39	$ 53,550.62	$ 12,725.85	$ 13,530.47	$ 18,631.61	$ 32,913.07	$ 30,880.67	-$ 5,525.79	$ 8,308.57	-$ 1,103.13	$ 17,618.19	$ 182,600.82
Expenses													
2500 Other Business Expenses					-0.05		27.85			2,129.65	495.31	1,310.96	3,963.72
2510 Bad Debts	892.80	20,277.77	3,300.00	302.40									24,772.97
2530 License & Registration						217.50	217.50	396.67	246.67	330.00	600.83	600.83	2,610.00
Total 2500 Other Business Expenses	$ 892.80	$ 20,277.77	$ 3,300.00	$ 302.40	-$ 0.05	$ 217.50	$ 245.35	$ 396.67	$ 246.67	$ 2,459.65	$ 1,096.14	$ 1,911.79	$ 31,346.69
6000 Employee & Payroll Expenses													0.00
6010 Salaries											2,501.00	3,335.34	5,836.34
Total 6000 Employee & Payroll Expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,501.00	$ 3,335.34	$ 5,836.34
60000 General Administrative Expenses													0.00
6500 Office Expenses	34.13	221.48	149.30	130.64		79.52	195.18	2,254.98	62.20	91.77	68.17	46.71	3,334.08
6515 Telephone & Internet	39.50	39.50	39.50	39.50	39.50	39.50							237.00
6520 Stationery & Printing	58.51										95.93		154.44
6535 Computer and Software Subscriptions	370.01	762.31	800.36	731.34	787.65	459.64	473.25	264.80	340.07	352.19	844.55	1,762.81	7,948.98
Total 6500 Office Expenses	$ 502.15	$ 1,023.29	$ 989.16	$ 901.48	$ 827.15	$ 578.66	$ 668.43	$ 2,519.78	$ 402.27	$ 443.96	$ 1,008.65	$ 1,809.52	$ 11,674.50
6525 General Operatives (1099)							2,509.24	2,509.24	1,881.93				6,900.41
6530 Dues & Subscriptions	7,899.22	824.22	24.22	200.42	114.93	127.43	127.43	236.33	30.44	25.00	250.00		9,859.64
7300 Financing Fees													0.00
7310 Bank Charges	114.47	1,111.97	149.98	197.15	148.69	106.44	68.28	80.42	223.80	74.11	42.37	32.36	2,350.04
Total 7300 Financing Fees	$ 114.47	$ 1,111.97	$ 149.98	$ 197.15	$ 148.69	$ 106.44	$ 68.28	$ 80.42	$ 223.80	$ 74.11	$ 42.37	$ 32.36	$ 2,350.04
Total 60000 General Administrative Expenses	$ 8,515.84	$ 2,959.48	$ 1,163.36	$ 1,299.05	$ 1,090.77	$ 812.53	$ 3,373.38	$ 5,345.77	$ 2,538.44	$ 543.07	$ 1,301.02	$ 1,841.88	$ 30,784.59
6100 Sales Expenses													0.00

6130 Sales Consultant (1099)	8,572.42		30,615.22	27,291.47	26,279.86	24,896.00	42,093.73	9,207.36	26,405.94	25,954.72	26,473.12	42,898.74	290,688.58
6135 Brokers & Commissions	6,241.92	8,498.64	5,943.20	8,597.79	8,536.43	5,923.85	6,000.00	2,306.86	4,293.30	5,098.31	4,401.50	7,170.97	73,012.77
6140 Trade Show		1,500.00	3,336.98	4,895.00	10,087.50	1,500.00	250.00	9,350.00		1,500.00	1,250.00	98.00	33,767.48
6143 Shopify Fees	16.97	675.46	110.15	149.95	106.89	127.99	66.76	85.56	159.95	62.65	971.86	773.68	3,307.87
6150 AMZN FBA fees	1,332.06	656.43	464.28	382.03	509.60	551.49	533.25	533.56	553.62	652.50	1,243.66	1,053.26	8,465.74
6151 AMZN Selling Fees	5,375.14	25,620.37	12,092.68	8,101.99	6,421.10	12,324.83	11,438.76	8,209.41	7,667.04	8,158.42	7,168.57	7,177.17	119,755.48
6152 Coupon Expense excl redemption			132.00	5,908.72	886.78	423.00	1,208.50	405.00					8,964.00
6154 Freight Out	4,763.74	6,408.42	7,777.35	6,785.95	8,133.12	12,673.17	7,151.43	3,669.86	10,713.62	13,324.80	10,359.05	4,765.58	96,526.09
6156 Amazon - Shipping, Freight & Delivery	164.80	130.77		92.65	56.87	229.37	389.53	150.44	58.60	180.48	181.51	283.40	1,918.42
6175 Sales Samples		490.15				1,206.05	560.50						2,256.70
Total 6100 Sales Expenses	$ 26,467.05	$ 43,980.24	$ 60,471.86	$ 62,205.55	$ 61,018.15	$ 59,855.75	$ 69,692.46	$ 33,918.05	$ 49,852.07	$ 54,931.88	$ 52,049.27	$ 64,220.80	$ 638,663.13
6200 Marketing Expenses								2,389.00		408.28	5,000.00	2,905.00	10,702.28
6210 Donations	105.06												105.06
6215 Events		250.00				1,898.00							2,148.00
6220 Branding and Design (1099)			2,448.37										2,448.37
6240 Promotional Materials	400.00	26.88	143.34	0.00	7.90	0.00	64.69	49.00	317.11	60.60	431.42	440.34	1,941.28
6250 Social & Digital	127.26	2,112.97	1,464.86	965.28	1,229.42	506.14	2,492.90	1,358.97	1,330.80	5,629.34	4,889.98	4,656.87	26,764.79
6255 Website	321.37	571.21	162.03	367.96	509.45	371.70	656.96	730.62	716.75	1,057.50	275.61	295.81	6,036.97
6280 Marketing Consultants (1099)	1,900.00	1,500.00	2,900.00	10,441.36	1,495.00	1,690.00	5,220.00	4,132.03	2,875.79	5,656.92	6,475.32	9,629.76	53,916.18
6290 PR & Advertising	150.00	163.31	1,170.00	30,399.15	11,136.41	5,531.53	6,543.62	6,356.14	8,493.34	10,380.64	12,065.18	5,360.84	97,750.16
6295 Amazon Ads	5,037.03	10,561.33	6,003.56	5,491.74	10,404.78	9,414.57	12,382.29	6,002.19	7,035.00	8,260.83	7,552.46	8,044.23	96,190.01
Total 6200 Marketing Expenses	$ 8,040.72	$ 15,185.70	$ 14,292.16	$ 47,665.49	$ 24,782.96	$ 19,411.94	$ 27,360.46	$ 21,017.95	$ 20,768.79	$ 31,454.11	$ 36,689.97	$ 31,332.85	$ 298,003.10
6700 Insurance					600.00								600.00
6710 General Liability		723.00		723.00			723.00		1,645.00		723.00		4,537.00
Total 6700 Insurance	$ 0.00	$ 723.00	$ 0.00	$ 723.00	$ 600.00	$ 0.00	$ 723.00	$ 0.00	$ 1,645.00	$ 0.00	$ 723.00	$ 0.00	$ 5,137.00
7000 Product Development & Research	27.13	3,559.53		99.00	357.10	1,693.32		810.00				826.00	7,372.08
7170 Professional Fees													0.00
7171 Accounting Fees	1,995.00	1,268.32	1,250.00	1,250.00	3,750.00	3,750.00	3,750.00	3,750.00	3,750.00	3,750.00	3,750.00	3,750.00	35,763.32
7173 Independent Contractors (Upwork)	133.90	1,718.38	247.20										2,099.48
7174 Legal Fees	5,964.00	1,848.00	1,700.00					1,500.00					11,012.00
7175 Professional Services										3,000.00			3,000.00
Total 7170 Professional Fees	$ 8,092.90	$ 4,834.70	$ 3,197.20	$ 1,250.00	$ 3,750.00	$ 3,750.00	$ 3,750.00	$ 5,250.00	$ 3,750.00	$ 6,750.00	$ 3,750.00	$ 3,750.00	$ 51,874.80
7250 Travel & Entertainment													0.00
7200 Auto													0.00
7220 Parking			23.29	81.48	20.00	134.45	-20.00					70.25	309.47
Total 7200 Auto	$ 0.00	$ 0.00	$ 23.29	$ 81.48	$ 20.00	$ 134.45	-$ 20.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 70.25	$ 309.47
7230 Local Travel (Taxi and Subway)											46.61		46.61
7240 Lodging				1,456.50	-1,456.50								0.00
7270 Staff Meals (formerly m&e, reclassify early exp)					160.00								160.00
Total 7250 Travel & Entertainment	$ 0.00	$ 0.00	$ 23.29	$ 1,537.98	-$ 1,276.50	$ 134.45	-$ 20.00	$ 0.00	$ 0.00	$ 0.00	$ 46.61	$ 70.25	$ 516.08
7350 QuickBooks Payments Fees	42.88	109.64	113.63	309.04	93.79	50.39	6.87	26.08	20.00	11.59	198.15	16.32	998.38
8020 AMZN Other Fees	103.23	18.00	534.76	76.52	44.83	202.68	2,456.02	16.63	69.00	34.87	49.20	165.98	3,771.72
8030 Uncategorized Expense	500.00												500.00
8040 AMZN Refund administration fees								-32.46	-58.16	-77.36	-50.93	-98.94	-317.85
8060 Republic Funding Campaign									2,830.00		2,925.00	2,000.00	7,755.00
Taxes			175.00										175.00
Total Expenses	$ 52,682.55	$ 91,648.06	$ 83,271.26	$ 115,468.03	$ 90,461.05	$ 86,128.56	$ 107,587.54	$ 66,748.69	$ 81,661.81	$ 96,107.81	$ 101,278.43	$ 109,372.27	$ 1,082,416.06
Net Operating Income	-$ 124,872.25	-$ 18,387.67	-$ 29,720.64	-$ 102,742.18	-$ 76,930.58	-$ 67,496.95	-$ 74,674.47	-$ 35,868.02	-$ 87,187.60	-$ 87,799.24	-$ 102,381.56	-$ 91,754.08	-$ 899,815.24
Other Income													
7510 Credit-Cash Back Reward	206.19	447.03	217.76	145.51	128.34	180.93	94.33	262.84	77.22	522.06	330.74	334.18	2,947.13
Total Other Income	$ 206.19	$ 447.03	$ 217.76	$ 145.51	$ 128.34	$ 180.93	$ 94.33	$ 262.84	$ 77.22	$ 522.06	$ 330.74	$ 334.18	$ 2,947.13
Other Expenses													
7550 Interest on Loan	1,397.07	3,757.16	4,747.60	4,762.26	5,098.25	4,937.59	4,747.59	5,020.00	4,859.00	5,020.00	4,859.00	5,020.00	54,225.52
8100 Inventory Writedown					2,199.83	2,199.83							4,399.66
Reconciliation Discrepancies			-302.45	-9.95	-0.70	-0.06	0.07						-313.09
Total Other Expenses	$ 1,397.07	$ 3,757.16	$ 4,445.15	$ 4,752.31	$ 7,297.38	$ 7,137.36	$ 4,747.66	$ 5,020.00	$ 4,859.00	$ 5,020.00	$ 4,859.00	$ 5,020.00	$ 58,312.09
Net Other Income	-$ 1,190.88	-$ 3,310.13	-$ 4,227.39	-$ 4,606.80	-$ 7,169.04	-$ 6,956.43	-$ 4,653.33	-$ 4,757.16	-$ 4,781.78	-$ 4,497.94	-$ 4,528.26	-$ 4,685.82	-$ 55,364.96

| Net Income | -$ 126,063.13 | -$ 21,697.80 | -$ 33,948.03 | -$ 107,348.98 | -$ 84,099.62 | -$ 74,453.38 | -$ 79,327.80 | -$ 40,625.18 | -$ 91,969.38 | -$ 92,297.18 | -$ 106,909.82 | -$ 96,439.90 | -$ 955,180.20 |

Monday, Jan 31, 2022 07:44:08 PM GMT-8 - Accrual Basis

John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

To the Manager of Have Your Cake Kitchen LLC dba Rule Breaker Snacks:

I have reviewed the accompanying Statement of Financial Position of Have Your Cake Kitchen LLC dba Rule Breaker Snacks as of December 31, 2020 and 2019 and the related Statements of Income, Cash Flows and Changes in Members' Equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

We are required to be independent of Have Your Cake Kitchen LLC dba Rule Breaker Snacks and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operation and has a net capital deficiency. Management's evaluation of the events and

37 PEPPERMILL ROAD, ROSLYN NY 11576
631-813-0772
JAG@GACINSKI.COM/GACINSKI.COM

conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Roslyn, NY
September 8, 2021

Have Your Cake Kitchen LLC dba Rule Breaker Snacks

Financial Statements for the

Years Ending December 31, 2020 and 2019

Have Your Cake Kitchen LLC dba Rule Breaker Snacks
STATEMENT OF FINANCIAL POSITION
For the Years Ending December 31, 2020 and December 31, 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 20,119	$ 28,153
Accounts receivable	84,423	74,462
Inventory (Note 3)	341,701	199,986
Other Current Assets	1,428	18,634
Total Current Assets	447,671	321,235
Fixed Assets, net	8,570	12,812
TOTAL ASSETS	$ 456,242	$ 334,047
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	$ 33,750	$ 30,727
Other current liabilities	8,046	44,619
Total Current Liabilities	41,795	75,346
Long term liabilities:		
Loans Payable (Note 5)	2,665,049	2,168,342
TOTAL LIABILITIES	2,706,845	2,243,688
Members' Equity:		
Retained earnings	(1,915,857)	(1,552,355)
Net Income	(334,746)	(357,286)
Total Members' Equity	(2,250,603)	(1,909,641)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 456,242	$ 334,047

Have Your Cake Kitchen LLC dba Rule Breaker Snacks
STATEMENT OF OPERATIONS
For the Years Ending December 31, 2020 and December 31, 2019

	2020	2019
Revenues	$444,317	$487,975
Less: Chargebacks, refunds and discounts	(44,959)	(56,331)
Cost of revenues	352,446	265,728
Gross Profit (Loss)	46,912	165,916
Operating Expenses:		
General and administrative	91,280	192,400
Sales and marketing	278,963	315,345
Total Operating Expenses	370,243	507,745
Operating Income (Loss)	(323,331)	(341,829)
Interest Expense	(10,731)	(15,702)
Depreciation / Amortization	(2,409)	-
Other Expenses	-	(3,233)
Other Income	1,726	3,479
Net Loss	$(334,746)	$(357,286)

See Independent Accountant's Review Report and Notes to Financial Statements

Have Your Cake Kitchen LLC dba Rule Breaker Snacks
STATEMENT OF MEMBERS' EQUITY
For the Years Ending December 31, 2020 and December 31, 2019

	Retained Earnings	Total Members' Equity
Balance as of January 1, 2019	$(1,552,355)	$(1,552,355)
Net Income (Loss)	(357,286)	(357,286)
Balance as of December 31, 2019	(1,909,641)	(1,909,641)
Prior Period Adjustments	(6,216)	(6,216)
Net Income (Loss)	(334,746)	(334,746)
Balance as of December 31, 2020	(2,250,603)	(2,250,603)

Have Your Cake Kitchen LLC dba Rule Breaker Snacks
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and December 31, 2019

	2020	2019
Operating Activities		
Net Income (Loss)	$ (334,746)	$ (357,286)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	4,795	(802)
Changes in operating assets and liabilities:		
Increase (Decrease) in Accounts Receivable	(9,961)	(22,704)
Increase (Decrease) in Inventory	(141,715)	(132,806)
Increase (Decrease) in Other Current Assets	15,698	4,092
Increase (Decrease) in Accounts Payable	3,022	26,537
Increase (Decrease) in Other current liabilities	(36,573)	5,259
Net cash used in operating activities	(499,480)	(477,712)
Investing Activities		
Purchase of fixed assets	(553)	(11,585)
Sale of fixed assets	-	5,000
Net change in cash from investing activities	(553)	(6,585)
Financing Activities		
Loans from owners	491,999	601,706
Repayment of loan	-	(99,782)
Net change in cash from financing activities	491,999	501,924
Net change in cash and cash equivalents	(8,033)	17,627
Cash and cash equivalents at beginning of period	28,153	10,525
Cash and cash equivalents at end of period	$20,119	$28,153

NOTE 1 – NATURE OF OPERATIONS

Have Your Cake Kitchen LLC dba Rule Breaker Snacks (which may be referred to as the "Company", "we," "us," or "our") is a New York Limited Liability Company formed on November 21, 2014 and began operations in November 2014. The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces brownies, blondies and other snacks.

Since Inception, the Company has relied on revenue, loans from owners, and securing loans to fund its operations. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $20,119 and $28,153 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company had $84,423 and $74,462 in accounts receivable.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of baking equipment and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company's payments are generally on a Net 30 term.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of formation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and 2019 inventories consist of the following:

	2020	2019
Raw Materials and Ingredients	94,068	72,577
Packaging	81,354	108,485
Finished Goods	166,279	18,924
Total Inventory	$ 341,701	$ 199,986

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2020 and 2019 consists of the following:

	2020	2019
Website - Capitalized Development/IP	8,400	8,400
Computers, Machinery & Equipment	20,234	19,681
Accumulated Depreciation/Amortization	(20,064)	(15,269)
Total	$ 8,570	$ 12,812

NOTE 5 – LOANS

In 2019 the Company received loans from its Owner and issued $2,168,342 of demand promissory notes, with notes totaling $1,566,636 accruing interest at 0% per annum and notes totaling $601,706 accruing at 1.74% per annum.

In 2020 the Company received loans from its Owner and issued $372,607 of demand promissory notes, with a note totaling $149,900 at an interest rate of 3.75% per annum and a note totaling $222,707 at an interest rate of 1.74% per annum. Monthly payments of $731 of principal and interest will commence on the $149,900 loan in September 2021 and will continue for 30 years.

In 2020, the Company also secured an Economic Injury Disaster Loan from the Small Business Administration (SBA) in the amount of $124,100, at an interest rate of 3.75% per annum. Monthly payments of $601 of principal and interest will commence May 2022 and will continue for 30 years.

The following summarizes the loans payable as of December 31, 2020 and December 31, 2019:

	2020	2019
Loan from Owner @ 0%	1,566,636	1,566,636
Loan from Owner @ 1.74%	824,414	601,706
Loan from Owner @ 3.75%	149,900	-
SBA Loan @3.75%	124,100	-
Total Loans Payable	$ 2,665,049	$ 2,168,342

NOTE 6 – INCOME TAXES

The Company has not yet its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is a Limited Liability Company, and as such, the results of its operations are reported on the personal income tax returns of the Owners. Therefore, no provision for income tax cost or benefit is reflected in these financial statements.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 (see Note 11 – Subsequent Events).

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve growth in revenue. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 - SUBSEQUENT EVENTS

Litigation

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company as of September 7, 2021.

Convertible Note

In January 2021, the Company issued $450,000 of unsecured convertible notes, with a note for $400,000 accruing at 6% interest per annum maturing on January 26, 2023 and a note for $50,000 accruing 6% per annum with a maturity date of January 19, 2023. These notes are automatically converted into equity in the Company in the event of an equity financing of over $1 million. In addition, the noteholders have the option to convert the notes into equity in the event of any issuance of equity by the Company of less than $1 million.

Loan from Owner @ 1.74%

On February 12, 2021, the interest rate on loans payable of $824,414 changed from one and seventy-four hundredths' percent (1.74%) per annum to prime plus fifty-nine hundredths percent (0.59%) per annum.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

See Independent Accountant's Review Report and Notes to Financial Statements

Management's Evaluation

Management has evaluated subsequent events through September 7, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.